Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

November 22, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20002

Attn: Mr. William Friar

Re:	NewStar Financial, Inc.

Registration Statement on Form S-1

File No. 333-137513

Dear Mr. Friar:

On behalf of our client, NewStar Financial, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-137513), together with exhibits thereto.

A wire transfer in the amount of $12,310.35 in payment of an additional registration fee has been made to the Commission’s account at Mellon Bank. A wire transfer in the amount of $10,700 was previously paid.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch

cc: John K. Bray